ELEMENTAL ROYALTY NOTES 32% INCREASE IN RESERVES AT KARLAWINDA WITH
EXPANSION COMMISSIONING ON TRACK FOR Q3 2026

July 29, 2026 - Denver, Colorado: Elemental Royalty Corporation (NASDAQ: ELE, TSX: ELE) ("Elemental" or the "Company") notes the announcement by Capricorn Metals Ltd (ASX: CMM) ("Capricorn") of a 32% increase in Mineral Reserves at the Karlawinda Gold Project ("Karlawinda"). Elemental holds an uncapped 2% net smelter return ("NSR") royalty on Karlawinda.

Karlawinda is a cornerstone asset for Elemental, contributing US$8.9 million in zero-cost revenue in 2025 prior to completion of the Karlawinda Mine Expansion Project, which is in its final stages of commissioning.

Highlights

  Significant increase in Mineral Reserves and Mineral Resources: recent drilling at Karlawinda contributed to a 32% increase in the Probable Mineral Reserve estimate to 76.4 million tonnes at 0.6 g/t gold, containing 1.57 million ounces of gold.
  Additionally, the Karlawinda Indicated Mineral Resource estimate increased by 30% to 124.9 million tonnes at 0.6 g/t gold, containing 2.38 million ounces of gold. Mineral Resources are inclusive of Mineral Reserves
  Ongoing expansion: Capricorn's expansion of the Karlawinda processing plant is nearing completion, with commissioning and transition to full operations expected during the third quarter of 2026
  Extended mine life: Capricorn reports that the increased Mineral Reserve supports an approximately 10-year mine life, based on expanded processing capacity of approximately 6.5 million tonnes per annum and anticipated annual gold production of approximately 150,000 ounces
  Conservative gold-price assumptions: Capricorn used variable gold prices of A$2,200 to A$2,600 per ounce for the Mineral Reserve estimate and a gold price of A$2,800 per ounce for the Mineral Resource estimate
  Increased value for Elemental: the reported mine-life extension and additional Mineral Resources increase Elemental's exposure to Karlawinda without additional capital contributions from the Company

Elemental Chief Executive Officer, David M. Cole, commented: "We are pleased to note the substantial increase in Mineral Reserves reported by Capricorn, which further strengthens the long-term value of our 2% NSR royalty over Karlawinda. With Capricorn's plant expansion nearing completion and annual production expected to increase to approximately 150,000 ounces, Karlawinda is positioned to remain a cornerstone asset in our portfolio and an important contributor to Elemental's royalty revenue.

Capricorn's management team has an excellent track record, and we look forward to following its progress towards commissioning."

About Karlawinda

Karlawinda is a producing, open-pit gold mine located approximately 65 kilometres south-east of Newman in the Pilbara region of Western Australia and operated by Capricorn. Production commenced in June 2021, and Capricorn reports that the mine has produced approximately 564,000 ounces of gold since commissioning. Capricorn is currently completing an expansion designed to increase processing capacity to approximately 6.5 million tonnes per annum and annual gold production to approximately 150,000 ounces.

Recent drilling at Karlawinda, as reported by Capricorn in its announcement titled "Capricorn Gold Reserves Increase to 5.2 Million Ounces" dated July 27, 2026, contributed to an increase in the Probable Mineral Reserve estimate from 1.19 million ounces to 1.57 million ounces of gold, representing an increase of 32%. Capricorn reported that drilling targeted the conversion of Inferred Mineral Resources to Indicated Mineral Resources in areas down-dip of the 2024 reserve pit design, enabling conversion of a portion of the Mineral Resources to Probable Mineral Reserves. The updated Mineral Reserve estimate is based on 124.9 million tonnes at 0.6 g/t gold, containing 2.382 million ounces in the Indicated category, and 35.1 million tonnes at 0.5 g/t gold, containing 608,000 ounces in the Inferred category. Mineral Resources are inclusive of Mineral Reserves.

Elemental Royalty Corporation | www.elementalroyalty.com

info@elementalroyalty.com

The updated Probable Mineral Reserve estimate incorporates depletion of approximately 103,000 ounces of gold from mining during the nine months ended March 31, 2026. After accounting for this depletion, the Probable Mineral Reserve increased from 1.19 million ounces to 1.57 million ounces of gold.

Technical Disclosure and Qualified Person

The Mineral Resource and Mineral Reserve estimates disclosed in this news release were prepared and reported by Capricorn in accordance with the 2012 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the "JORC Code"). Elemental has not independently verified the underlying data supporting those estimates and is relying on Capricorn's public disclosure in its announcement titled "Capricorn Gold Reserves Increase to 5.2 Million Ounces" dated July 27, 2026, available on Capricorn's website and through the ASX announcement platform. For purposes of disclosure under National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"), Elemental considers the JORC Code classifications of Indicated Mineral Resources, Inferred Mineral Resources and Probable Ore Reserves to be substantively equivalent to the corresponding categories under the CIM Definition Standards for Mineral Resources and Mineral Reserves adopted by the CIM Council, as amended. Mineral Resources are inclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

The scientific and technical information contained in this news release has been reviewed and approved by Michael Sheehan, an employee of the Company and a "Qualified Person" as defined in NI 43-101.

For further information, contact:

David M. Cole	info@elementalroyalty.com
CEO

Tara Vivian-Neal	investor@elementalroyalty.com
Investor Relations

www.elementalroyalty.com

Phone: +1 (604) 688-6390

NASDAQ: ELE | TSX: ELE | ISIN: CA28620K1066 | CUSIP: 28620K106

Elemental Royalty Corporation | www.elementalroyalty.com

info@elementalroyalty.com

About Elemental Royalty Corporation

Elemental is a new mid-tier, gold-focused streaming and royalty company with a globally diversified portfolio of 18 producing assets and more than 200 royalties, anchored by cornerstone assets and operated by world-class mining partners. Formed through the merger of Elemental Altus and EMX, the Company combines Elemental Altus's track record of accretive royalty acquisitions with EMX's strengths in royalty generation and disciplined growth. This complementary strategy delivers both immediate cash flow and long-term value creation, supported by a best-in-class asset base, diversified production, and sector-leading management expertise.

Elemental trades on Nasdaq and on the Toronto Stock Exchange under the ticker Symbol "ELE".

Cautionary Note Regarding Forward-Looking Statements

This news release contains certain "forward looking statements" and certain "forward-looking information" as defined under applicable United States and Canadian securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as "may", "will", "should", "expect", "intend", "estimate", "anticipate", "believe", "continue", "plans" or similar terminology (including negative and grammatical variations thereof).

Forward-looking statements and information include, but are not limited to, statements regarding future royalties and future consideration payments or issuances of shares, or other statements that are not statements of fact. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Elemental to control or predict, that may cause Elemental's actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the impact of general business and economic conditions, the absence of control over the mining operations from which Elemental will receive royalties, risks related to international operations, government relations and environmental regulation, the inherent risks involved in the exploration and development of mineral properties; the uncertainties involved in interpreting exploration data; the potential for delays in exploration or development activities; the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with Elemental's expectations; accidents, equipment breakdowns, title matters, labour disputes or other unanticipated difficulties or interruptions in operations; fluctuating metal prices; unanticipated costs and expenses; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; currency fluctuations; regulatory restrictions, including environmental regulatory restrictions; liability, competition, loss of key employees and other related risks and uncertainties. For a discussion of important factors which could cause actual results to differ from forward-looking statements, refer to the annual information form of Elemental for the year ended December 31, 2025. Elemental undertakes no obligation to update forward-looking statements and information except as required by applicable law. Such forward-looking statements and information represent management's best judgment based on information currently available. No forward-looking statement or information can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.

Neither The Nasdaq Stock Market LLC nor the Toronto Stock Exchange, nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange), accepts responsibility for the adequacy or accuracy of this news release.

Elemental Royalty Corporation | www.elementalroyalty.com

info@elementalroyalty.com